EXHIBIT 2

Adjustment of Financial Results

Effective January 1, 2007, the Company adopted FASB Staff Position (“FSP”) AUG AIR-1, Accounting for Planned Major Maintenance Activities, which provides guidance on the accounting for planned major maintenance activities. Previously, the Company accounted for dry-dock activities using the Accrue-in-advance method. The Company has adopted the deferral method of accounting for dry-dock activities whereby actual costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry-dock activity.

The Company has applied FSP AUG AIR-1 retrospectively. As a result, certain comparative figures as at December 31, 2006 and 2005 and for the year ended December 31, 2006 and the period from date of incorporation on May 3, 2005 to December 31, 2005 have been adjusted. The impact of this adjustment on the balance sheets as at December 31, 2006 and 2005 and the statements of earnings for the year ended December 31, 2006 and the period from date of incorporation on May 3, 2005 to December 31, 2005 are as follows (tabular amounts expressed in thousands of United States dollars unless otherwise indicated):

	As previously reported	Adjustment	As adjusted
As at December 31, 2006:
Deferred charges	$7,809	$70	$7,879
Other assets	1,315	1,874	3,189
Deficit, December 31, 2006	(19,602)	1,944	(17,658)

For the year ended December 31, 2006:
Ship operating expenses	$29,407	$(1,538)	$27,869
Amortization of deferred charges	1,966	14	1,980
Net earnings	35,564	1,524	37,088
Earnings per share, basic and diluted	0.94	0.04	0.98

As at December 31, 2005:
Other assets	$—	$420	$420
Retained earnings, December 31, 2005	6,051	420	6,471

Period from date of incorporation on May 3, 2005 to December 31, 2005:
Ship operating expenses	$8,252	$(420)	$7,832
Net earnings	14,329	420	14,749
Earnings per share, basic and diluted	0.40	0.01	0.41

The Company is filing this Report on Form 6-K in order to retrospectively adjust the information contained in its Annual Report on Form 20-F for the year ended December 31, 2006 (“2006 20-F”), for a change in accounting policy. This retrospective adjustment only affects the following items that were contained in the 2006 20-F:

•	Item 3. Key Information—A. Selected Financial Data;

•	Item 5. Operating and Financial Review and Prospects—A. Results of Operations—Management’s Discussion and Analysis of Financial Condition and Results of Operations; and

•	Item 18. Financial Statements.

The financial information contained in this Report on Form 6-K is presented as of December 31, 2006, and except as shown below, no information contained in the 2006 20-F has been updated to reflect financial results subsequent to that date or any other changes since the date of the 2006 20-F.

Item 3.	Key Information

A.	Selected Financial Data

	Years Ended December 31,			January 1 to August 11, 2005(1)	August 12 to December 31, 2005(2)	Year Ended December 31, 2006(2)
	2002(1)	2003(1)	2004(1)
Statements of operations data (period ended):
Revenue	$20,993	$35,011	$35,933	$40,157	$34,803	$118,489

	Years Ended December 31,			January 1 to August 11, 2005(1)	August 12 to December 31, 2005(2)	Year Ended December 31, 2006(2)
	2002(1)	2003(1)	2004(1)
Operating expenses:
Ship operating	4,560	6,577	7,157	7,733	7832	27,869
Depreciation	5,217	8,587	8,808	9,904	7,186	26,878
General and administrative(3)	131	208	207	218	1,694	4,911

Operating earnings	11,085	19,639	19,761	22,302	18,091	58,831
Other expenses (income):
Interest expense	7,799	12,193	11,804	14,563	1,699	17,594
Change in fair value of interest rate swaps(4)	14,218	(5,808)	(1,416)	(7,308)	—	908
Interest income	—	—	—	—	(124)	(1,542)
Write-off on debt refinancing	—	—	3,135	—	—	—
Undrawn credit facility fee	—	—	—	—	1,041	2,803
Amortization of deferred charges	126	183	222	450	726	1,980
Other	74	(36)	(53)	(17)	—	—

Net earnings (loss)	$(11,132)	$13,107	$6,069	$14,614	$14,749	$37,088

Common shares outstanding					35,991,600	47,522,350

Per share data:
Earnings from commencement of operations, basic and diluted in dollars	N/A	N/A	N/A	N/A	$0.41	$0.98
Cash dividends paid	N/A	N/A	N/A	N/A	$0.23	$1.70

Statements of cash flows data (period ended):
Cash flows provided by (used in):
Operating activities	$9,646	$16,860	$18,540	$19,289	$24,115	$71,363
Investing activities	(26,294)	(236,369)	(8,692)	(20,939)	(826,253)	(605,652)
Financing activities	25,070	212,320	(8,279)	793	817,856	610,798

Selected balance sheet data (at period end):
Cash and cash equivalents	$9,686	$2,497	$4,066	$3,209	$15,718	$92,227
Current assets	15,433	9,100	13,258	22,316	18,070	96,655
Vessels	221,021	452,141	454,862	466,112	621,163	1,198,782
Fair value of interest rate swaps, asset(4)	—	—	—	—	4,799	10,711
Deferred charges	1,562	4,828	8,201	8,548	6,526	7,879
Total assets	238,022	466,069	476,321	496,976	650,978	1,317,216
Current liabilities (excluding current portion of long-term debt)	3,925	4,135	5,481	5,357	4,226	11,167
Current portion of long-term debt(5)	11,984	12,848	19,773	26,203	—	—
Long-term debt(5)	155,359	347,946	376,999	405,495	122,893	563,203
Due to related party	69,440	96,883	64,822	43,393	—	—
Fair value of interest rate swaps, liability(4)	25,284	19,476	18,860	11,552	—	15,831
Owner’s equity (deficiency)	(28,824)	(15,707)	(9,638)	4,976	—	—
Share capital	—	—	—	—	360	475
Total shareholders’ equity	—	—	—	—	523,859	727,015

Other data:
Number of vessels in operation at period end	5	5	6	10	13	23
TEU capacity at period end	21,265	21,265	29,733	50,960	63,719	108,473
Fleet utilization(6)	99.8%	100.0%	100.0%	99.8%	100.0%	99.0%

(1)	Represents selected financial data for the predecessor for the period prior to our initial public offering.
(2)	Effective January 1, 2007, the Company adopted FSP AUG AIR-1, Accounting for Planned Major Maintenance Activities, which provides guidance on the accounting for planned major maintenance activities. Previously, the Company accounted for dry-dock activities using the Accrue-in-advance method. The Company has adopted the deferral method of accounting for dry-dock activities whereby actual costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry-dock activity.

The Company has applied FSP AUG AIR-1 retrospectively, and, as a result, the results for the 142-day period ended December 31, 2005 and the year ended December 31, 2006 have been adjusted.

(3)	The predecessor combined financial statements include the general and administrative expenses incurred by the predecessor related to its operations. Subsequent to the completion of the initial public offering and the acquisition of the initial ten container ships, we have incurred additional administrative expenses, including legal, accounting, treasury, premises, securities regulatory compliance and other costs normally incurred by a listed public entity. Accordingly, general and administrative expenses incurred by and allocated to the predecessor do not purport to be indicative of our current expenses.
(4)	The predecessor entered into interest rate swap agreements to reduce their exposure to market risks from changing interest rates. These derivative instruments have been recognized on the predecessor combined balance sheet at their fair value. As the predecessor did not designate the interest rate swap agreements as hedging instruments in accordance with the requirements in accounting literature, changes in the fair value of the interest rate swaps have been recognized in earnings. These changes occur due to changes in market interest rates for debt with substantially similar credit risk and payment terms. These interest rate swaps, together with the underlying debt, were settled by the predecessor and not assumed by us on completion of the initial public offering and the acquisition of the initial fleet. For the year ended December 31, 2006, we have entered into interest rate swap agreements to reduce our exposure to market risks from changing interest rates. The swap agreements fix LIBOR at 4.6325% to 5.6000% based on expected drawdowns and outstanding debt until at least February 2014. Interest rate swap agreements are recorded on the balance sheet at their respective fair values. For the interest rate swap agreements that have been designated as hedging instruments in accordance with the requirements in the accounting literature, the changes in the fair value of these interest rate swap are reported in accumulated other comprehensive income. The fair value will change as market interest rates change. Interest expense is adjusted to include amounts payable or receivable under the interest rate swaps. The ineffective portion of the interest rate swaps are recognized immediately in net income. Other interest rate swap agreements and derivative instruments that are not designated as hedging instruments are marked to market and are recorded on the balance sheet at fair value. The changes in the fair value of these instruments are recorded in earnings.
(5)	All predecessor long-term debt was settled on the completion of the initial public offering and was not assumed by us.
(6)	We calculate fleet utilization by dividing the number of our operating days during a period by the number of our ownership days during the period. We use fleet utilization to measure our efficiency in operating our vessels and the amount of days that our vessels are off-hire. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a period during which our vessels actually generate revenues. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affects the amount of vessel operating expenses that we incur.

Item 5.	Operating and Financial Review and Prospects

A. Results of Operations

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

The following discussion of our financial condition and results of operations is for the years ended December 31, 2006 and 2005. The year ended December 31, 2005 includes the predecessor’s 223 day operating period ended August 11, 2005 and 142 days of operations beginning on August 12, 2005, the date of completion of our initial public offering. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and, except where otherwise specifically indicated, all amounts are expressed in United States dollars.

Effective January 1, 2007, the Company adopted FSP AUG AIR-1, Accounting for Planned Major Maintenance Activities, which provides guidance on the accounting for planned major maintenance activities. Previously, the Company accounted for dry-dock activities using the Accrue-in-advance method. The Company has adopted the deferral method of accounting for dry-dock activities whereby actual costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry-dock activity.

The Company has applied FSP AUG AIR-1 retrospectively. As a result, the results for the 142-day period ended December 31, 2005 and the year ended December 31, 2006 have been adjusted. The effect of the adjustment is an increase to the Company's net earnings by $0.4 million for the 142-day period ended December 31, 2005, and $1.5 million for the year ended December 31, 2006. As at December 31, 2005 and as at December 31, 2006, the effect of the adjustment to the Company's balance sheet is an increase in other assets of $0.4 million and $1.9 million, respectively.

The following table presents our adjusted operating results for the years ended December 31, 2005 and 2006.

	Year Ended December 31, 2005	Year Ended December 31, 2006
	(as adjusted)(1)	(as adjusted)
Statement of operations data (in thousands of dollars, except where otherwise stated):
Revenue	$74,960	$118,489
Operating expenses:
Ship operating	15,565	27,869
Depreciation	17,090	26,878
General and administrative	1,912	4,911

Operating earnings	40,393	58,831
Other expenses (income):
Interest expense	16,262	17,594
Interest income	(141)	(1,542)
Undrawn credit facility fee	1,041	2,803
Amortization of deferred charges	1,176	1,980
Change in fair value of financial instruments	(7,308)	908

Net earnings	$29,363	$37,088

Common shares outstanding	35,991,600	47,522,350

Per share data:
Earnings from commencement of operations, basic and diluted in dollars	$0.41	$0.98
Cash dividends paid	$0.23	$1.70

Statement of cash flows data:
Cash flows provided by (used in):
Operating activities	$43,404	$71,363
Investing activities	(847,192)	(605,652)
Financing activities	818,649	610,798

Net increase in cash and cash equivalents	$14,861	$76,509

Selected balance sheet data:
Cash and cash equivalents	$15,718	$92,227
Vessels	621,163	1,198,782
Fair value of financial instruments	4,799	10,711
Other assets	9,298	15,496

	Year Ended December 31, 2005	Year Ended December 31, 2006
	(as adjusted)(1)	(as adjusted)
Total assets	$650,978	$1,317,216

Other liabilities	4,226	11,167
Fair value of financial instruments	—	15,831
Long-term debt	122,893	563,203
Shareholders’ equity	523,859	727,015

Total liabilities and shareholders’ equity	$650,978	$1,317,216

Other data:
Number of vessels in operation at period end	13	23
Average age of fleet in years at period end	1.9	4.8
TEU capacity at period end	63,719	108,473
Average remaining initial term on outstanding charters	9.2	8.1
Fleet utilization	100%	99.0%

(1)	Includes the predecessor’s 223 day operating period ended August 11, 2005. The predecessor financial statements have not been adjusted for the adoption of FSP AUG AIR-1.

We began the year with 13 vessels in operation that contributed 4,683 operating days for 2006 compared with 3,648 operating days in 2005. During the year, we took delivery of ten vessels consisting of six 4250 TEU vessels and four second hand 4800 TEU vessels. These additional deliveries contributed 1,374 operating days.

Revenue

Revenue for the period was based on contracted daily rates for each vessel. Charter revenue increased by 58.1%, or $43.5 million, to $118.5 million for the year ended December 31, 2006, from $75.0 million for the year ended December 31, 2005. During the year ended December 31, 2006, ten vessels were delivered contributing $25.4 million in revenue and 1,374 operating days. Our vessel utilization was 99.0% in 2006 which is comparable to our 2005 utilization of 100%.

Ship Operating Expenses

Ship operating costs increased by 79.0%, or $12.3 million, to $27.9 million for the year ended December 31, 2006, from $15.6 million for the year ended December 31, 2005. The increase over the prior year is due to an increase in the number of ownership days from 3,648 in 2005 to 6,119 in 2006.

Historically, the predecessor was responsible for and incurred all ship operating expenses. Subsequent to our initial public offering, our ship operating expenses, including crewing, drydocking, victualling, stores, lube oils, communication expenses, repairs and maintenance, insurance and other expenses related to the technical management of the vessels, are borne by our Manager under our management agreement. Operating expenses for the period are calculated based on contracted daily rates for each vessel, as specified in our management agreement, multiplied by the number of days in which each ships operates in a year. Because these payments are fixed at a contracted daily rate, any volatility in actual ship operating expenses will be absorbed by our Manager. Certain extraordinary costs, however, are not covered by our contracted daily rate. At December 31, 2006, we had 23 vessels in operations which include the additional ten vessels delivered during the year.

Depreciation

Depreciation increased by 57.3%, or $9.8 million, to $26.9 million for the year ended December 31, 2006, from $17.1 million for the year ended December 31, 2005. The increase was primarily due to a full year of amortization for the 2005 deliveries and the impact of the 2006 vessel deliveries.

General and Administrative Expenses

General and administrative expenses increased by 156.9%, or $3.0 million, to $4.9 million for the year ended December 31, 2006, from $1.9 million for the year ended December 31, 2005 due to additional legal, accounting, treasury, rent, securities regulatory compliance, executive salaries, travel, board of directors fees, insurance, audit, agency fees, and other costs normally incurred by a publicly listed company.

Interest Expense

Interest expense increased by 8.2%, or $1.3 million, to $17.6 million for the year ended December 31, 2006, from $16.3 million for the year ended December 31, 2005.

The increase was due to additional draw downs on our $1.0 billion credit facility to fund the 2006 deliveries. We have entered into interest rate swap agreements to reduce our exposure to market rate risks from changing interest rates on our LIBOR based payments on our facilities. The interest expense received or paid on these interest rate swaps are netted with or added to interest expense on our credit facilities.

The interest on our $365.0 million revolving credit facility and $218.4 million credit facility were capitalized to the eight 2500 TEU vessels and four 5100 TEU vessels under construction.

Undrawn Credit Facility Fee

During the year ended December 31, 2006, we incurred $2.8 million in undrawn credit facility fees compared with $1.0 million for the year ended December 31, 2005, an increase of 169.3%. The commitment fee for our $1.0 billion credit facility is 37.5% of the applicable margin on the difference between our total credit facility amount and our principal amounts outstanding under the credit facility. The commitment fee on our $365.0 million revolving credit facility and $218.4 million credit facility is 0.3% per annum on the undrawn facility amount. The commitment fees are expensed as incurred.

Interest Income

During the year ended December 31, 2006, we earned interest income of $1.5 million compared with $0.1 million for the year ended December 31, 2005 through investing excess cash balances in highly liquid securities with terms to maturity of three months or less.

Amortization of Deferred Charges

Amortization of deferred charges increased 68.4%, or $0.8 million, to $2.0 million for the year ended December 31, 2006, from $1.2 million for the year ended December 31, 2005.

Amortization of deferred financing fees relating to our credit increased by 67.2%, or $0.8 million, to $2.0 million for the year ended December 31, 2006, from $1.2 million for the year ended December 31, 2005. The increase was due to fees and other direct costs incurred for entering into our $365.0 million revolving credit facility and $218.4 million term loan facility. Financing fees are deferred and amortized over the terms of the individual credit facilities using the effective interest yield basis. The amortization of the deferred financing fees on the $1.0 billion credit facility is expensed as incurred while the amortization of the deferred financing fees on the $365.0 million revolving credit facility and $218.4 million term loan facility are being capitalized to the vessels under construction.

As a result of the adoption of FSP AUG AIR-1, we have adopted the deferral method of accounting for drydock activities whereby actual costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry-dock activity.

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments is $0.9 million loss for the year ended December 31, 2006 compared to $7.3 million income for the year ended December 31, 2005. Certain of our interest rate swaps are accounted for as hedging instruments in accordance with the requirements in accounting literature. As a result, the effective changes in the fair value of our interest rate swap agreements that qualify for hedge accounting are excluded from earnings until settled. The change in fair value of financial instruments represents the ineffective portion of our interest rate swap agreements that are accounted for as hedging instruments and the change in fair value of the financial instruments that do not qualify for hedge accounting. The predecessor did not designate their interest rate swap agreements as hedging instruments in accordance with the requirements in accounting literature, and recognized changes in the fair value of the interest rate swaps in the earnings for the periods ended August 11, 2005 and December 31, 2004.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

The following discussion of our financial condition and results of operations is for the years ended December 31, 2005 and 2004. The year ended December 31, 2005 includes the predecessor’s 223 day operating period ended August 11, 2005 and 142 days of operations beginning on August 12, 2005, the date of completion of our initial public offering. The year ended December 31, 2004 reflects the operations of the predecessor. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and, except where otherwise specifically indicated, all amounts are expressed in United States dollars.

The following table presents our adjusted operating results for the years ended December 31, 2004 and 2005.

	Year Ended December 31, 2004	Year Ended December 31, 2005
		(as adjusted)(1)
Statement of operations data (in thousands of dollars, except where otherwise stated):
Revenue	$35,933	$74,960
Operating expenses:
Ship operating	7,157	15,565
Depreciation	8,808	17,090
General and administrative	207	1,912

Operating earnings	19,761	40,393
Other expenses (income):
Interest expense	11,804	16,262
Interest income	(53)	(141)
Undrawn credit facility fee	—	1,041
Amortization of deferred financing fees	222	1,176
Change in fair value of financial instruments	(1,416)	(7,308)
Write-off on debt refinancing	3,135	—

Net earnings	$6,069	$29,363

Common shares outstanding	—	35,991,600

Per share data:
Earnings from commencement of operations, basic and diluted in dollars	N/A	$0.41
Cash dividends paid	N/A	$0.23

Statement of cash flows data:
Cash flows provided by (used in):
Operating activities	$18,540	$43,404
Investing activities	(8,692)	(847,192)
Financing activities	(8,279)	818,649

Net increase in cash and cash equivalents	$1,569	$14,861

Selected balance sheet data:
Cash and cash equivalents	$4,066	$15,718
Vessels	454,862	621,163

	Year Ended December 31, 2004	Year Ended December 31, 2005
Fair value of financial instruments	—	4,799
Other assets	17,393	9,298

Total assets	$476,321	$650,978

Other liabilities	108,960	4,226
Long-term debt	376,999	122,893
Shareholders’ equity (owner’s deficiency)	(9,638)	523,859

Total liabilities and shareholders’ equity	$476,321	$650,978

Other data:
Number of vessels in operation at period end	6	13
Average age of fleet in years at period end	2.3	1.9
TEU capacity at period end	29,733	63,719
Average remaining initial term on outstanding charters	8.0	9.2
Fleet utilization	100%	100%

(1)	Includes the predecessor’s 223 day operating period ended August 11, 2005. The predecessor financial statements have not been adjusted for the adoption of FSP AUG AIR-1.

The predecessor operated five 4250 TEU vessels during the year ended December 31, 2004 and took delivery of its first 8500 TEU vessel in December 2004. During the year ended December 31, 2005, the predecessor operated these six vessels and took delivery of one 8500 TEU vessel in January 2005 and three 4250 TEU vessels prior to the IPO on August 12, 2005. Subsequent to the IPO, we acquired three additional 4250 TEU vessels for a total of 13 vessels in operation as at December 31, 2005.

Revenue

Charter revenue increased by 108.6%, or $39.0 million, to $75.0 million for the year ended December 31, 2005, from $35.9 million for the year ended December 31, 2004. The increase was due to the increase in the predecessor’s fleet and the number of operating days from 1,857 in 2004 to 3,648 in 2005.

Ship Operating Expenses

Ship operating costs increased by 117.5%, or $8.4 million, to $15.6 million for the year ended December 31, 2005, from $7.2 million for the year ended December 31, 2004. The increase was due to the additional vessels delivered and operating in 2005, increased insurance costs related to those vessels and scheduled repairs and maintenance.

Depreciation

Depreciation expense increased by 94.0%, or $8.3 million, to $17.1 million for the year ended December 31, 2005, from $8.8 million for the year ended December 31, 2004. The increase was due to the additional vessels delivered and operating in 2005.

General and Administrative Expenses

General and administrative expenses increased by 823.7%, or $1.7 million, to $1.9 million for the year ended December 31, 2005, from $0.2 million for the year ended December 31, 2004. This increase was due to additional legal, accounting, treasury, securities regulatory compliance, executive salaries, board of directors fees and other costs incurred as a result of being a publicly traded company.

Interest Expense and Change in Fair Value of Financial Instruments

Interest expense for the predecessor increased by 37.8%, or $4.5 million, to $16.3 million for the year ended December 31, 2005, from $11.8 million for the year ended December 31, 2004. This increase was due to higher principal balances. All predecessor long-term debt was settled on the completion of the initial public offering and was not assumed by us.

The predecessor did not designate their interest rate swap agreements as hedging instruments in accordance with the requirements in accounting literature, and recognized changes in the fair value of the interest rate swaps in the earnings for the periods ended August 11, 2005 and December 31, 2004. Changes in the fair value of the interest rate swap agreements, which is a non-cash item, are due to the change in the interest rate yield profile for the swap arrangements in effect from period to period. Such changes resulted in an increase in gains of $5.9 million, to $7.3 million for the 223 day period ended August 11, 2005, from a gain of $1.4 million for the year ended December 31, 2004, due to market interest rate changes.

Amortization of Deferred Financing Fees and Write Off on Debt Refinancing

Amortization of deferred financing fees for the predecessor increased by 429.7%, or $1.0 million, to $1.2 million for the year ended December 31, 2005, from $0.2 million for the year ended December 31, 2004. In November 2004, the predecessor also wrote off $3.1 million due to the debt refinancing.

B. Liquidity and Capital Resources

Liquidity and Cash Needs

At December 31, 2006, our cash totaled $92.2 million. At December 31, 2006, we have drawn $464.3 million of an available $750.0 million from Tranche A of our credit facility to fund the delivery of our operating vessels and the 4800 TEU secondhand vessels from APM. No amounts have been drawn to date from Tranche B of our credit facility, of which $250.0 million was available to fund the acquisition of any additional new or used containerships. Tranche B had an original expiration date of December 31, 2006 but was extended to February 28, 2007. Tranche B expired as of February 28, 2007. We are in the process of refinancing our $750.0 million revolving credit facility and replacing the expired $250.0 million Tranche B of the revolving credit facility. We are in discussions to increase out total committed credit facilities to approximately $1.3 billion. We are seeking this increase in our committed facilities to provide additional funding for the potential acquisition of additional new or secondhand containerships. We cannot assure you that we will successfully obtain such additional financing or consummate any additional vessel acquisitions.

All amounts under the Tranche A of our credit facility must be drawn within three months of the delivery of the last of the 23 vessels that we had contracted to purchase from SCLL at the time of our initial public offering (but not before the acquisition date of the vessel to which the loan relates), and in any event, no later than December 31, 2007. Any commitment undrawn by the expiration date will be canceled. There are restrictions on the amount that can be advanced to us under our credit facility based on the market value of the vessel or vessels in respect of which the advance is being made and in certain circumstances, based on the amount of TEU capacity of the vessel and the price at which we acquired the vessel, in respect of which the advance is being made.

The credit facility has a maturity date of the earlier of (a) the seventh anniversary of the final delivery date of the last of the 23 vessels that we had contracted to purchase from SCLL at the time of our initial public offering or (b) October 31, 2014. For more information, please read “Our Credit Facility.”

On May 19, 2006, we entered into a 10 to 13-year (based on the delivery dates of certain vessels), senior secured, $365.0 million revolving credit facility with certain lenders. The facility is split into two separate tranches, Tranche A to fund the acquisition of the two 3500 TEU container vessels and Tranche B to fund the construction of the eight 2500 TEU container vessels. Our obligations under the facility will be secured by first-priority mortgages on our two 3500 TEU container vessels and the eight 2500 TEU container vessels. Also, the facility will be secured by a first-priority assignment of our earnings related to the collateral vessels, including time-charter revenues and any insurance proceeds.

During the year ended December 31, 2006, we drew $35.4 million of the $283.0 million available in Tranche B to fund the construction of the 2500 TEU vessels. No amounts to date have been drawn from the Tranche A of our revolving credit facility. For more information, please read “Our Revolving Credit Facility.”

On October 16, 2006, we entered into a credit facility for $218.4 million. The proceeds of this facility will be used to partially finance the construction of the four 5100 TEU vessels that will be built by HHI. The credit facility requires payments of a commitment fee of 0.3% per annum calculated on the undrawn portion of the facility. The facility maturity date is the earlier of (a) the anniversary date falling twelve years after the scheduled delivery date of the fourth 5100 TEU vessel delivered or (b) December 23, 2021.

During the year ended December 31, 2006, we drew $63.4 million to fund the construction of the four 5100 TEU vessels.

Our primary short-term liquidity needs are to fund our operating expenses, including payments under our management agreement, and payment of our quarterly dividend. Our medium-term liquidity needs primarily relate to the purchase of the remaining containerships under the asset purchase agreement. Our long-term liquidity needs primarily relate to vessel acquisitions and debt repayment. We anticipate that our primary sources of funds for our short and medium-term liquidity needs will be our committed credit facility, new credit facilities, additional equity offerings as well as our cash from operations, while our long-term sources of funds will be from cash from operations and/or debt or equity financings. We believe that these sources of funds will be sufficient to meet our liquidity needs for the foreseeable future.

Our dividend policy will impact our future liquidity needs. Our board of directors has adopted a dividend policy to pay a regular quarterly dividend on our common and subordinated shares while reinvesting a portion of our operating cash flow in our business. We estimate that throughout the period of the delivery of the vessels we have contracted to purchase, we will pay aggregate dividends approximately equal to our operating cash flow surplus. As we complete the acquisition of the vessels we have contracted to purchase and achieve a more balanced capital structure, we expect our operating cash flow per share to increase, which will allow us to retain a portion of our cash for reinvestment in our business while continuing to pay dividends. Retained cash may be used, among other things, to fund vessel or fleet acquisitions, other capital expenditures and debt repayments, as determined by our board of directors. Our dividend policy reflects our judgment that by retaining a portion of our cash in our business over the long-term, we will be able to provide better value to our shareholders by enhancing our longer term dividend paying capacity. It is our goal to further grow our dividend through accretive acquisitions of additional vessels. There can be no assurance that we will be successful in meeting our goal.

In the event our future liquidity needs are greater than currently anticipated, it could reduce or eliminate the cash available for distribution as dividends. In such event, our board of directors may change our dividend policy.

The remaining cost to complete the acquisition of the 18 additional containerships that we have contracted to purchase is estimated to be approximately $1.0 billion, which we expect to fund primarily from our credit facilities and from the sale of additional common shares. Our obligation to purchase the vessels we have contracted to purchase is not conditional upon our ability to obtain financing for such purchase.

SCLL and certain VesselCos have agreed to our right to issue common shares in payment of up to $100.0 million of the purchase price for the last four of the vessels we have contracted to purchase from SCLL at the time of our initial public offering. We must give 30 days’ notice to exercise this option. Those common shares would be valued at a net price equal to 95% of our initial public offering price. The issuance of the $100.0 million in common shares, plus the amount that will be available at such time under the $750.0 million Tranche A of our credit facility will be sufficient to pay for the purchase price for the vessels that we had contracted to purchase from SCLL at the time of our initial public offering. We have declined to exercise the option on two of the four remaining containerships that we have contracted to purchase from the VesselCos.

All of the vessels that are currently chartered and that we will acquire are chartered to charterers under long-term time charters, and these charterers’ payments to us are and will be our sole source of operating cash flow. At any given time in the future, cash reserves of the charterers may be diminished or exhausted, and we cannot assure you that the charterers will be able to make charter payments to us. If the charterers are unable to make charter payments to us, our results of operations and financial condition will be materially adversely affected.

We have good commercial relations with each of our customers and we believe they will be able to meet their commitments under their charter agreements with us. Part of our business strategy is to grow our customer base. If our existing charters with CSCL Asia or HL USA were terminated, based on current charter rates, we believe we could recharter such vessels at rates higher than our existing rates over similar time periods, although we cannot assure you that this would be the case. If market rates decline and we recharter at lower rates, our results of operations and financial condition could be materially adversely affected.

Operating Activities Cash Flows

Net cash from operating activities increased by $28.0 million, to $71.4 million for the year ended December 31, 2006, from $43.4 million for the year ended December 31, 2005. The increase was primarily attributable to the delivery in of the ten additional vessels in 2006. Cash flow from operating activities for the year ended December 31, 2006 reflects net earning from operations of $37.1 million, non-cash items of $30.9 million and changes in assets and liabilities of $3.4 million.

Net cash from operating activities for the year ended December 31, 2005 reflects net earnings of $29.4 million, non cash items of $11.0 million and changes in non-cash operating working capital of $3.0 million.

The predecessor’s net cash flow from operating activities was exposed to fluctuations in operating expenses. Our operating expenses are borne by our Manager pursuant to our management agreement. We pay our Manager a contracted daily operating expense rate per vessel for technical services it provides to us. In return for providing us with strategic and administrative management, our Manager is entitled to reimbursement of all reasonable costs and expenses incurred by it and its affiliates in providing us with such services plus a monthly administrative services fee not to exceed $6,000 per month. As such, we expect that our operating cash flow will increase at a stable incremental rate as the size of our fleet increases, with minor fluctuations for normal changes in working capital balances, vessel off-hire periods, such as drydocking and repairs and maintenance activity and general and administrative expenses.

Net cash from operating activities for the predecessor was $18.5 million during the year ended December 31, 2004, reflecting net earnings from operations of $6.1 million, non-cash depreciation and amortization of $9.0 million, changes in the fair value of interest rate swaps of $(1.4) million, accrued interest capitalized to interest rate swaps of $0.8 million, a non-cash write off of deferred financing costs on refinancing of $3.1 million and changes in non-cash operating working capital of $0.9 million.

Investing Activities Cash Flows

Investing activities cash flow decreased by $241.5 million, to $605.7 million for the year ended December 31, 2006, from $847.2 million for the year ended December 31, 2005. Cash flow for investing activities for the year ended December 31, 2006 consisted solely of net cash payments for vessel deliveries, vessel construction costs, and acquisition of intangible assets.

On completion of our initial public offering, we purchased ten vessels for $664.0 million. On August 17, 2005, we purchased the CSCL Melbourne for $52.7 million, on September 15, 2005, we purchased the CSCL Brisbane for $52.7 million, and on October 18, 2005, we purchased the New Delhi Express for $56.9 million. Prior to the IPO, the predecessor’s cash flow from investing activities consisted solely of net cash payments for vessel construction.

Net cash used for investing activities for the predecessor was $8.7 million during the year ended December 31, 2004, reflecting net cash payments for vessel construction of $7.5 million and repayments to related parties of $1.2 million.

Financing Activities Cash Flows

Net cash from financing activities decreased by $207.8 million, to $610.8 million for the year ended December 31, 2006, from $818.6 million for the year ended December 31, 2005. During the year ended December 31, 2006, we completed our public equity offering of 11,500,000 common shares including the additional 1,500,000 common shares issued pursuant to the underwriters’ exercise of their over-allotment option, for net proceeds of $235.1 million. We incurred $12.1 million in costs in connection with our public equity offering. During the year, we borrowed $440.3 million from our credit facilities to fund the purchase of certain of our delivered vessels and to fund the installment payments and construction costs of the vessels under construction. We also incurred $3.4 million in financing fees and paid cash dividends of $61.2 million.

During the year ended December 31, 2005, we completed our initial public offering, issuing 35,715,100 common shares for net proceeds of $710.5 million. On September 13, 2005, our underwriters exercised their over-allotment option and we issued an additional 276,500 common shares for net proceeds of $5.8 million. We incurred $45.3 million in costs in connection with our initial public offering. We also incurred an additional $7.3 million in financing fees as a result of obtaining our credit facility and paid a cash dividend of $8.3 million, or $0.23 per share. During the year, we borrowed $122.9 million from our credit facility to fund the purchase of the CSCL Melbourne, CSCL Brisbane and the New Delhi Express. Prior to the IPO, the predecessor’s cash flow from financing activities included a reduction of restricted cash of $11.5 million, issuance of long term debt of $45.3 million, repayment of long term debt of $11.2 million and repayment of amounts due to related part of $21.4 million.

Historically, the financing for vessels occurred at the time the predecessor entered into shipbuilding contracts. For the predecessor, vessels were financed primarily with bank loans and cash advances from the vessel owners. This financing would remain in place after the vessels were delivered. In the year ended December 31, 2006, the predecessor received additional cash under its long-term debt agreements towards the financing of the acquisition of the four 4250 TEU vessels. In November 2004, the predecessor refinanced, for more favorable repayment terms, the five operating 4250 TEU vessels, two 8500 TEU vessels and three 4250 TEU vessels that were under construction at the time. As a result of the refinancing in late 2004, the predecessor obtained additional cash and repaid to SCLL a $32.1 million cash advance for vessel construction. As the predecessor’s long-term debt was settled subsequent to our initial public offering and was not assumed by us, the historical cash flow from financing activities of the predecessor are not indicative of what our net cash flow from financing activities are currently, or will be in the future.

Item 18.	Financial Statements

The following financial statements, together with the report of KPMG LLP, Chartered Accountants thereon, are filed as part of this Annual Report:

MANAGEMENT’S STATEMENT OF RESPONSIBILITIES

The management of Seaspan Corporation (the Company) is responsible for the preparation of the accompanying financial statements and the preparation and presentation of information in the Annual Report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States and are considered by management to present fairly the financial position and operating results of the Company.

The Company maintains various systems of internal controls to provide reasonable assurance that transactions are appropriately authorized and recorded, that assets are safeguarded and that financial reports are properly maintained to provide accurate and reliable financial statements.

The Company’s audit committee is comprised entirely of non-management directors and is appointed by the Board of Directors annually. The committee meets periodically with the Company’s management and independent auditors to review the financial statements and the independent auditors’ report.

The financial statements have been reviewed by the audit committee, which has recommended their approval by the Board of Directors. The Company’s independent auditors, KPMG LLP, have examined the financial statements and their report follows.

/S/ GERRY WANG	/S/ KEVIN M. KENNEDY
Gerry Wang	Kevin M. Kennedy
Chief Executive Officer	Chief Financial Officer

February 22, 2007

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Seaspan Corporation

We have audited the accompanying balance sheets of Seaspan Corporation as of December 31, 2006 and 2005 and the related statements of earnings, shareholders’ equity and cash flows for the year ended December 31, 2006 and for the period from date of incorporation on May 3, 2005 to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seaspan Corporation as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the year ended December 31, 2006 and for the fiscal period from date of incorporation on May 3, 2005 to December 31, 2005 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3(o) to the financial statements, the Company changed its method of accounting for dry-dock activities.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

February 22, 2007, except for Note 13(c), which is as of March 13, 2007, and Note 3(o), which is as of April 13, 2007

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

SEASPAN CORPORATION

Balance Sheets

(Expressed in thousands of United States dollars)

December 31, 2006 and 2005

	2006	2005
	(As adjusted - note 3(o))	(As adjusted - note 3(o))
Assets
Current assets:
Cash and cash equivalents	$92,227	$15,718
Accounts receivable	641	—
Prepaid expenses	3,787	2,352

	96,655	18,070
Vessels (note 5)	1,198,782	621,163
Deferred charges (note 6)	7,879	6,526
Other assets	3,189	420
Fair value of financial instruments	10,711	4,799

	$1,317,216	$650,978

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities (note 10(a))	$5,607	$1,467
Deferred revenue	5,560	2,759

	11,167	4,226
Long-term debt (note 7)	563,203	122,893
Fair value of financial instruments	15,831	—

Shareholders’ equity:
Share capital (note 8)
Class A common shares; $0.01 par value; 200,000,000 shares authorized; 40,377,250 shares issued and outstanding
Class B common shares; $0.01 par value; 25,000,000 shares authorized; 7,145,000 shares issued and outstanding
Class C common shares; $0.01 par value; 100 shares authorized; 100 shares issued and outstanding
Preferred shares; $0.01 par value; 65,000,000 shares authorized; none issued and outstanding	475	360
Additional paid in capital	748,410	512,229
Retained earnings (deficit)	(17,658)	6,471
Accumulated other comprehensive income (loss)	(4,212)	4,799

	727,015	523,859

	$1,317,216	$650,978

Commitments and contingent obligations (note 11)

Subsequent events (note 13)

See accompanying notes to financial statements.

Approved on behalf of the Board:

/S/ GERRY WANG	Director	/S/ DAVID KORBIN	Director

SEASPAN CORPORATION

Statements of Earnings

(Expressed in thousands of United States dollars, except per share amount)

	Year ended December 31, 2006	Period from date of incorporation on May 3, 2005 to December 31, 2005
	(As adjusted - note 3(o))	(As adjusted - note 3(o))
Revenue	$118,489	$34,803

Operating expenses:
Ship operating (note 4(a))	27,869	7,832
Depreciation	26,878	7,186
General and administrative	4,911	1,694

	59,658	16,712

Operating earnings	58,831	18,091

Other expenses (income):
Interest expense	17,594	1,699
Interest income	(1,542)	(124)
Undrawn credit facility fee	2,803	1,041
Amortization of deferred charges (note 6)	1,980	726
Change in fair value of financial instruments	908	—

	21,743	3,342

Net earnings	$37,088	$14,749

Weighted-average shares used in computation of basic and diluted earnings per share	37,692	35,992

Earnings per share, basic and diluted	$0.98	$0.41

See accompanying notes to financial statements.

SEASPAN CORPORATION

Statements of Shareholders’ Equity

(Expressed in thousands of United States dollars, except number of shares)

Year ended December 31, 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

	Number of common shares			Common	Additional paid-in	Retained earnings	Accumulated other comprehensive	Total shareholders’	Total comprehensive
	Class A	Class B	Class C	shares	capital	(deficit)	income (loss)	equity	income
						(As adjusted - note 3(o))		(As adjusted - note 3(o))	(As adjusted - note 3(o))
Class A common shares issued on initial public offering	28,570,000	—	—	$286	$599,684	$—	$—	$599,970
Class B common shares issued on initial public offering	—	7,145,000	—	71	149,974	—	—	150,045
Class C common shares issued on initial public offering	—	—	100	—	1	—	—	1
Excess of purchase price paid over historical cost on vessel purchase (note 8)	—	—	—	—	(197,904)	—	—	(197,904)
Class A common shares issued on exercise of overallotment option	276,500	—	—	3	5,804	—	—	5,807
Fees and expenses in connection with issuance of the common shares	—	—	—	—	(45,330)	—	—	(45,330)
Net earnings	—	—	—	—	—	14,749	—	14,749	$14,749
Other comprehensive net income:
Change in fair value of financial instruments	—	—	—	—	—	—	4,799	4,799	4,799

									$19,548

Dividends on common shares	—	—	—	—	—	(8,278)	—	(8,278)

Balance, December 31, 2005	28,846,500	7,145,000	100	360	512,229	6,471	4,799	523,859
Class A common shares issued on secondary offering (note 8)	11,500,000	—	—	115	247,135	—	—	247,250
Fees and expenses in connection with issuance of common shares	—	—	—	—	(12,136)	—	—	(12,136)
Share-based compensation expenses (note 9):
Restricted Class A common shares issued vested at December 31, 2006	16,250	—	—	—	331	—	—	331
Restricted Class A common shares	14,500	—	—	—	108	—	—	108
Phantom share units	—	—	—	—	743	—	—	743
Net earnings	—	—	—	—	—	37,088	—	37,088	$37,088
Other comprehensive net income:
Change in fair value of financial instruments	—	—	—	—	—	—	(9,011)	(9,011)	(9,011)

									$28,077

Dividends on common shares	—	—	—	—	—	(61,217)	—	(61,217)

Balance, December 31, 2006	40,377,250	7,145,000	100	$475	$748,410	$(17,658)	$(4,212)	$727,015

See accompanying notes to financial statements.

SEASPAN CORPORATION

Statements of Cash Flows

(Expressed in thousands of United States dollars)

	Year ended December 31, 2006	Period from date of incorporation on May 3, 2005 to December 31, 2005
	(As adjusted - note 3(o))	(As adjusted - note 3(o))
Cash provided by (used in):

Operating activities:
Net earnings	$37,088	$14,749
Items not involving cash:
Depreciation	26,878	7,186
Share-based compensation (note 9)	1,182	—
Amortization of deferred charges (note 6)	1,980	726
Change in fair value of financial instruments	908	—
Changes in assets and liabilities:
Prepaid expenses and accounts receivable	(2,076)	(2,352)
Other assets and deferred charges	(1,538)	(420)
Accounts payable and accrued liabilities	4,140	1,467
Deferred revenue	2,801	2,759

Cash from operating activities	71,363	24,115

Financing activities:
Common shares issued, net of share issue costs (note 8)	235,114	710,493
Draws on credit facilities (note 7)	440,310	122,893
Financing fees incurred (note 6)	(3,409)	(7,252)
Dividends on common shares	(61,217)	(8,278)

Cash from financing activities	610,798	817,856

Investing activities:
Expenditures for vessels	(502,363)	(162,237)
Deposits on vessels	(101,974)	—
Vessels acquired at completion of initial public offering (note 2)	—	(664,016)
Intangible assets	(1,315)	—

Cash used in investing activities	(605,652)	(826,253)

Increase in cash and cash equivalents	76,509	15,718

Cash and cash equivalents, beginning of period	15,718	—

Cash and cash equivalents, end of period	$92,227	$15,718

Supplementary information (note 10(b))

See accompanying notes to financial statements.

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Year ended December 31, 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

1.	General:

Seaspan Corporation (the Company) was incorporated on May 3, 2005 in the Marshall Islands. These financial statements are for year ended December 31, 2006 and for the period from the date of incorporation on May 3, 2005 to December 31, 2005, includes 142 days of operations from the date of the initial public offering (IPO) on August 12, 2005.

The Company was formed for the purpose of acquiring 10 containerships (the Initial Fleet) from ten existing Republic of Cyprus incorporated wholly owned subsidiaries (collectively, the Predecessor) of Seaspan Container Lines Limited (SCLL) and to enter into an agreement (the Asset Purchase Agreement) to acquire 13 additional containerships from 13 other Cyprus incorporated wholly owned subsidiaries of SCLL (all 13 subsidiaries collectively referred to as VesselCos) on completion of their construction, which completion was scheduled to occur between 2005–2007 (all 23 containerships collectively referred to as the Contracted Fleet). Subsequent to the completion of the IPO, the Company has also entered into agreements to acquire other containerships. The primary activity of the Company is the ownership and operation of the containerships which are engaged in the deep-sea container transportation business.

2.	Initial public offering:

On August 12, 2005, the Company completed an IPO and issued 28,570,000 common shares and 7,145,000 subordinated shares for gross proceeds of $599,970,000 and $150,045,000 respectively. On August 12, 2005, the Company also issued 100 incentive shares to Seaspan Advisory Services Limited, a wholly-owned subsidiary of Seaspan Management Services Limited. On September 13, 2005, the underwriters exercised their overallottment option and the Company issued an additional 276,500 common shares for gross proceeds of $5,806,500.

The proceeds received by the Company from the IPO and the use of those proceeds are summarized as follows:

Proceeds received:
Sale of 28,570,000 common shares and 7,145,000 subordinated shares at $21.00 per share	$750,015
Sale of 276,500 common shares at $21.00 per share	5,807

$755,822

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Year ended December 31, 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

2.	Initial public offering (continued):

Use of proceeds from sale of common shares:
Purchase of Initial Fleet	$664,016
Underwriting and structuring fees paid to third parties	37,847
Repayment of advances from SCLL	1,411
Professional fees and other offering expenses to third parties	7,483
Credit facility costs	7,252
Partial funding of purchase price of the CSCL Melbourne	34,671
Working capital	3,142

$755,822

3.	Summary of significant accounting policies:

(a)	Basis of presentation:

This summary of significant accounting policies is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States and have been consistently applied in the preparation of the financial statements.

(b)	Foreign currency translation:

The functional and reporting currency of the Company is the United States dollar. Transactions incurred in other currencies are translated into United States dollars using the exchange rate at the time of the transaction. Monetary assets and liabilities as of the financial reporting date are translated into United States dollars using exchange rates at that date. Exchange gains and losses are included in net earnings.

(c)	Cash equivalents:

Cash equivalents include highly liquid securities with terms to maturity of three months or less when acquired.

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Year ended December 31, 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

3.	Summary of significant accounting policies (continued):

(d)	Vessels:

Vessels purchased on completion of the IPO are carried at the historical carrying value of the Predecessor which includes capitalized interest during construction and other construction, design, supervision and pre-delivery costs.

Vessels purchased pursuant to the Asset Purchase Agreement are recorded at their cost to the Company, reflecting the predetermined purchase price in the agreement.

Vessels acquired in the secondhand market are recorded at their cost to the Company which consists of the purchase price, acquisition and delivery costs.

Deposits, installment payments, interests, financing costs, construction design, supervision costs, and other pre-delivery costs incurred during the construction period for vessels under construction are recorded as vessel deposits.

Depreciation is provided on a straight-line basis over the estimated useful life of each vessel, which is approximately 30 years.

The carrying value of the vessels is evaluated when events or circumstances indicate that there has been a possible impairment in value, which would occur in the fiscal period when the net carrying value was no longer expected to be recovered from future estimated cash flows. Such evaluations include comparison of current and anticipated operating cash flows, assessment of future operations and other relevant factors. To the extent that the carrying value of the vessels exceeds the undiscounted estimated future cash flows, the vessels would be written down to their fair value.

(e)	Intangible assets:

For certain vessels where the Company provides lubricants for the operation of such vessels, the Company has a contractual right to have the vessel returned with the same level and complement of lubricants. This contractual right is recorded as an intangible asset and included in Other assets at the historical fair value of the lubricants at the time of delivery. Intangible assets are tested for impairment annually or more frequently due to events or changes in circumstances that indicate the asset might be impaired. An impairment loss is recognized when the carrying amount of the intangible asset exceeds its fair value.

(f)	Deferred financing fees:

Deferred financing fees represent the unamortized costs incurred on issuance of the credit facility. Amortization is provided on the interest-yield basis over the term of the underlying obligation.

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Year ended December 31, 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

3.	Summary of significant accounting policies (continued):

(g)	Income taxes:

There are no taxes on income in the jurisdiction in which the Company is incorporated. The Company is not subject to taxes on income in any other jurisdiction where the Company operates.

The owner of the vessel is responsible for all taxes, fees or other levies charged by countries other than Hong Kong on vessels due to having cargo on board. Under charter party agreements, this responsibility has been assumed by the charterer. Taxes, fees or levies charged by Hong Kong are included in technical services, as part of the management agreement (note 4(a)). Any such taxes paid by the Company, as a result of the charterer’s failure to pay, will be recognized when the Company’s obligation is determinable.

(h)	Revenue recognition:

Revenue from charter hire services is recognized as services are rendered and collection is reasonably assured. Any expected losses on shipping contracts are provided for as they become known. Cash received in excess of earned revenue is recorded as deferred revenue.

(i)	Derivative financial instruments:

The Company’s hedging policies permit the use of various derivative financial instruments to manage interest rate risk. Interest rate swap and swaption agreements have been entered into to reduce the Company’s exposure to market risks from changing interest rates. Derivatives and hedging activities are accounted for in accordance with FASB Statement No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values. The Company recognizes the interest rate swap and swaption agreements on the balance sheet at their fair value.

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Year ended December 31, 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

3.	Summary of significant accounting policies (continued):

(i)	Derivative financial instruments (continued):

To qualify for hedge accounting, derivatives must be highly effective at reducing the risk associated with the exposure being hedged and must be formally designated as a hedge at the inception of the hedging relationship. The Company considers a hedge to be highly effective if the change in fair value of the derivative hedging instrument is within 80% to 125% of the opposite change in the fair value of the hedged item attributable to the hedged risk. For interest rate swap agreements that are formally designated as cash flow hedges, the changes in the fair value of these interest rate swaps are recorded in other comprehensive income and are reclassified to earnings when the hedged transaction is reflected in earnings. Ineffective portions of the hedges are recognized in earnings as they occur. Actual cash receipts and/or payments and related accruals on derivatives related to hedges are recorded as adjustments to the interest income or interest expense associated with the hedged item. During the life of the hedge, the Company formally assesses whether each derivative designated as a hedging instrument continues to be highly effective in offsetting changes in the fair value or cash flows of hedged items. If it is determined that a hedge has ceased to be highly effective, the Company will discontinue hedge accounting prospectively.

(j)	Share-based compensation:

Share-based compensation awards are accounted for using the fair value method of accounting in accordance with FAS No. 123 (R), Share-Based Payment. Share based awards may include options, restricted shares, phantom shares and other share-based awards. The fair value of the share-based awards is based on the market value of the Company’s common shares at the grant date. Compensation costs for share-based awards are recognized over the requisite service period.

(k)	Earnings per share:

In accordance with SFAS No. 128, Earnings Per Share, basic earnings per common share is based on net income divided by the weighted-average number of common shares outstanding during the period excluding non-vested stock. Diluted earnings per common share include the dilutive effect of stock options and non-vested stock awards granted using the treasury stock method.

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Year ended December 31, 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

3.	Summary of significant accounting policies (continued):

(l)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting fiscal periods. Areas where accounting judgments and estimates are significant to the Company include the assessment of the vessel lives and the recoverability of the carrying value of vessels, which are subject to future market events. Actual results could differ from those estimates.

(m)	Comparative figures:

Certain of the figures presented have been reclassified for comparative purposes to conform to the financial statement presentation adopted for the current year.

(n)	Recent accounting pronouncements:

Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of a Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements.” SAB 108 addresses how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. The effects of prior year uncorrected errors include the potential accumulation of improper amounts that may result in a material misstatement on the balance sheet or the reversal of prior period errors in the current period that result in a material misstatement of the current period income statement amounts. Adjustments to current or prior period financial statements would be required in the event that after application of various approaches for assessing materiality of a misstatement in current period financial statements and consideration of all relevant quantitative and qualitative factors, a misstatement is determined to be material. SAB 108 is applicable to all financial statements issued by the Corporation after November 15, 2006.

(o)	Accounting for dry-dock activities:

Effective January 1, 2007, the Company adopted FSP AUG AIR-1, Accounting for Planned Major Maintenance Activities, which provides guidance on the accounting for planned major maintenance activities. Previously, the Company accounted for dry-dock activities using the Accrue-in-advance method. The Company has adopted the deferral method of accounting for dry-dock activities whereby actual costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry-dock activity.

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Year ended December 31, 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

3.	Summary of significant accounting policies (continued):

(o)	Accounting for dry-dock activities (continued):

The Company has applied FSP AUG AIR-1 retrospectively, resulting in the adjustment of 2006 and 2005 results. The impact of this adjustment on the financial statements is as follows:

	As previously reported	Adjustment	As adjusted
As at December 31, 2006:
Deferred charges	$7,809	$70	$7,879
Other assets	1,315	1,874	3,189
Deficit, December 31, 2006	(19,602)	1,944	(17,658)

For the year ended December 31, 2006:
Ship operating expenses	$29,407	$(1,538)	$27,869
Amortization of deferred charges	1,966	14	1,980
Net earnings	35,564	1,524	37,088
Earnings per share, basic and diluted	0.94	0.04	0.98

As at December 31, 2005:
Other assets	$—	$420	$420
Retained earnings, December 31, 2005	6,051	420	6,471

Period from date of incorporation on May 3, 2005 to December 31, 2005:
Ship operating expenses	$8,252	$(420)	$7,832
Net earnings	14,329	420	14,749
Earnings per share, basic and diluted	0.40	0.01	0.41

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Year ended December 31, 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

4.	Related party transactions:

(a)	Management Agreement:

Seaspan Management Services Limited and its wholly-owned subsidiaries (the Manager) is owned by a group of individuals through companies and two trusts who also own the Company’s 7,145,000 Class B common shares issued and outstanding, representing a 15.0% voting interest in the Company as at December 31, 2006.

Under the Management Agreement, the Manager provides services to the Company for fees which are fixed through December 31, 2008 and thereafter will be subject to renegotiation every three years as follows:

•

Technical Services - The Manager is responsible for providing ship operating expenses to the Company in exchange for a fixed fee of $4,500 per day for each 4250 TEU vessel, $5,750 per day for each 4800 TEU vessel, $6,000 per day for each 8500 TEU vessel and $6,500 per day for each 9600 TEU vessel. The technical services fee does not include certain extraordinary items. For vessels operating or that began operations during the year ended December 31, 2006, the Manager provided technical services at a cost of $28,811,500 (2005 - $8,251,000) to the Company. A portion of the technical services fee relates to dry-dock activities. During the year ended December 31, 2006, $1,538,000 (2005 - $420,000) of the technical services fee paid to the Manager relate to dry-dock activities. For the New Delhi Express Grounding dry dock repair, the manager provided supervision services in the amount of $27,800 (2005 - nil) during the year ended December 31, 2006. These supervision fees are not covered under the fixed technical services fee.

•

Administrative and Strategic Services - The Manager provides administrative and strategic services to the Company for the management of the business for a fixed fee of $72,000 per year. The Company will also reimburse all reasonable expenses incurred by the Manager in providing these services to the Company. During the year ended December 31, 2006, the Manager provided fixed fee administrative and strategic services at a cost of $72,000, and the Company reimbursed expenses incurred by the Manager in the amount of $836,064 (2005 - $313,623).

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

In connection with entering into the agreement to provide the Company with the above strategic services, the Company has issued 100 incentive shares to the Manager. The incentive shares are entitled to a share of incremental dividends, based on specified sharing ratios, once dividends on the Company’s common and subordinated shares reach certain specified targets beginning with the first target of $0.485 per share per quarter. At December 31, 2006, the incentive shares do not have rights to incremental dividends.

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Year ended December 31, 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

4.	Related party transactions (continued):

(b)	Due to related parties:

As at December 31, 2006, $1,116,374 (December 31, 2005—$534,582) is due to related parties for reimbursement of administrative and strategic services expenses, supervision services and acquisition costs paid on the Company’s behalf. As at December 31, 2006, $203,758 (December 31, 2005—nil) is due to the Manager for amounts collected from or deducted by charterers by the Company on the Manager’s behalf. These amounts are to be repaid in the ordinary course of business.

5.	Vessels:

December 31, 2006	Cost	Accumulated depreciation	Net book value
Vessels	$1,130,712	$34,064	$1,096,648
Deposits on vessels	102,134	—	102,134

	$1,232,846	$34,064	$1,198,782

December 31, 2005	Cost	Accumulated depreciation	Net book value
Vessels	$628,349	$7,186	$621,163

During the year, the Company capitalized interest costs of $2,411,000 (December 31, 2005—nil) as deposits on vessels.

6.	Deferred charges:

	Dry-docking	Financing fees	Total
	(As adjusted - note 3)		(As adjusted - note 3)
May 3, 2005	$—	$—	$—
Costs incurred	—	7,252	7,252
Amortization expensed	—	(726)	(726)

December 31, 2005	$—	$6,526	$6,526
Cost incurred	84	3,409	3,493
Amortization expensed	(14)	(1,966)	(1,980)
Amortization capitalized	—	(160)	(160)

December 31, 2006	$70	$7,809	$7,879

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Year ended December 31, 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

7.	Long-term debt:

	December 31, 2006	December 31, 2005
$1.0 billion credit facility	$464,347	$122,893
$365.0 million revolving credit facility	35,420	—
$218.4 million credit facility	63,436	—

Long-term debt	$563,203	$122,893

(a)	$1.0 billion credit facility:

During the fiscal period ended December 31, 2005, the Company entered into a $1.0 billion secured loan facility agreement with certain lenders. This credit facility is being used in part to fund the acquisition of the fleet from the VesselCos and any additional new or used containerships the Company may decide to acquire. The credit facility has a maturity date of the seventh anniversary of the delivery date of the last of the 23 containerships comprising the Contracted Fleet and any additional containerships the Company may acquire or October 31, 2014, whichever is earlier.

The total facility amount of $1.0 billion is divided into two tranches: Tranche A, in the maximum amount of $750.0 million and Tranche B, in the maximum amount of $250.0 million. Additionally, the amount that can be advanced at any one advance under Tranche A is restricted, in the case of the additional vessels, to the lower of $750.0 million, when aggregated with other Tranche A loans, and a percentage of the market value of the vessel in respect of which such advance is being made. In the case of Tranche B, there are additional requirements based on the market value of the vessel, the amount of TEU capacity of the vessel and the price at which the Company acquires the vessel.

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Year ended December 31, 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

7.	Long-term debt (continued):

(a)	$1.0 billion credit facility (continued):

Tranche A is being used to fund our acquisition of the Contracted Fleet and the 4800 TEU secondhand vessels while Tranche B may be used to fund our acquisition of any additional new or used containerships we may decide to acquire. Both Tranche A and Tranche B will be split into several advances. All Tranche A advances must be drawn within three months of the delivery of the last of the 23 vessels comprising the Contracted Fleet (but not before the acquisition date of the vessel to which the loan relates), and in any event, no later than December 31, 2007. Each Tranche B advance will occur on or after the acquisition date of an additional vessel beyond our Contracted Fleet, if any. Tranche B had an original expiration date of December 31, 2006 but was extended to February 28, 2007. Tranche B expired as of February 28, 2007. Any commitment undrawn by the expiry date will be canceled.

The credit facility requires payments of interest at a rate per annum, calculated as the sum of (i) LIBOR, (ii) the margin and (iii) any increase in the lenders’ costs as a result of complying with regulatory requirements. The margin at any particular date will be based on certain “loan to value ratios”. The “loan to value ratio” as of any particular date is the ratio of the aggregate principal amount of outstanding advances under the credit facility as of that date, less any cash collateral in bank accounts or cash equivalents secured in favor of the lenders, to the aggregate of the market values (as determined on a charter-free basis by the average of two independent appraisers) of those vessels actually delivered. The Company has entered into hedging arrangements to manage the interest rate exposure from the floating rate under the credit facility.

The credit facility requires payments of a commitment fee of 37.5% of the applicable margin on the difference between our total credit facility amount and our principal amounts outstanding under the credit facility.

The credit facility requires repayment in eight consecutive quarterly installments of $18,750,000 in respect of Tranche A and $6,250,000 in respect of Tranche B, starting five years and three months after the date of the delivery of the last vessel in the Contracted Fleet. A final balloon payment in satisfaction of all outstanding advances is payable together with the eighth and final installment. In addition, the Company is required to prepay all outstanding advances or a portion thereof in the event of default of certain conditions. Amounts outstanding under the credit facility may be prepaid in whole or in part at the Company’s election without penalty on any interest payment date in minimum amounts of $5.0 million and thereafter in integral multiples of $1.0 million.

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Year ended December 31, 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

7.	Long-term debt (continued):

(a)	$1.0 billion credit facility (continued):

The credit facility is secured by the following, among others:

•	a first-priority mortgage on our Contracted Fleet and each of the vessels we agree to purchase with a Tranche B loan;

•	an assignment of the Company’s time charters and earnings related to the collateral vessels;

•	an assignment of the insurances on each of the vessels that are subject to a mortgage;

•	an assignment of the vessel management agreement with our Manager;

•	a pledge of our retention accounts; and

•	an assignment of our interest in any hedging arrangement.

Our credit facility contains certain financial covenants including covenants requiring the Company to maintain a minimum tangible net worth, and interest and principal coverage ratios.

(b)	$365.0 million revolving credit facility:

On May 19, 2006, the Company entered into a $365.0 million senior secured revolving credit facility agreement (Revolving Credit Facility) with certain lenders.

The total Revolving Credit Facility amount of $365.0 million is divided into two Tranches: Tranche A, in the maximum amount of $82.0 million and Tranche B, in the maximum amount of $283.0 million. Tranche A will be used to fund the Company’s purchase of the 3500 TEU vessels under construction from affiliates of Conti Holdings GmbH & Co. KG that are being built by Zhejiang Shipbuilding Co. Ltd. and Tranche B is being used to partially fund the purchase of our eight 2500 TEU vessels being constructed by Jiangsu Yangzijiang Shipbuilding in China. Both Tranche A and Tranche B will be divided into several advances.

The Revolving Credit Facility requires payment of interest at a rate per annum, calculated as LIBOR plus 0.850% per annum for the first six years after the delivery date of the last delivered vessel in each Tranche and LIBOR plus 0.925% per annum thereafter. The Company has entered into hedging arrangements to manage the interest rate exposure from the floating rate under the facility.

The Revolving Credit Facility requires payments of a commitment fee of 0.3% per annum on the average undrawn facility amount.

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Year ended December 31, 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

7.	Long-term debt (continued):

(b)	$365.0 million revolving credit facility (continued):

Beginning six months from the delivery date of the last vessel securing Tranche A of the facility, but no later than March 31, 2008, the principal amount borrowed under the tranche will be reduced semiannually by amounts ranging from 2.2% to 3.5% of the amount borrowed until the maturity date, at which time the tranche will terminate. A final payment of approximately 47% of the amount borrowed is required upon termination of the tranche. Beginning six months from the delivery date of the last vessel securing Tranche B of the facility, but no later than April 30, 2010, the principal amount borrowed under the tranche will be reduced semiannually by amounts ranging from 2.1% to 3.3% of the amounts borrowed until the maturity date, at which time the tranche will terminate. A final payment of approximately 49% of the amount borrowed is required upon termination of the tranche.

Tranche A of the facility has a maturity date of the tenth anniversary of the delivery date of the last of the vessel or July 31, 2017, whichever is earlier. Tranche B of the facility has a maturity date of the tenth anniversary of the delivery date of the last of the vessel or August 31, 2019, whichever is earlier.

The Revolving Credit Facility is secured by the following, among others:

•	A first priority mortgage on the collateral vessels funded by the Revolving Credit Facility;

•	An assignment of the Company’s time charters and earnings related to the collateral vessels;

•	An assignment of the insurance on each of the vessels that are subject to a mortgage;

•	An assignment of the Company’s shipbuilding contracts; and

•	A pledge of our retention accounts.

The credit facility contains certain financial covenants including covenants requiring the Company to maintain a minimum tangible net worth, and interest and principal coverage ratios.

(c)	$218.4 million credit facility:

On October 16, 2006, the Company entered into a credit facility for $218.4 million. The proceeds of this facility is being used to partially finance the construction of the four 5100 TEU vessels that will be built by Hyundai Heavy Industries Co., Ltd. in South Korea. The credit facility requires payment of interest at a rate per annum, calculated as LIBOR plus 0.6% per annum.

The credit facility requires payments of a commitment fees of 0.3% per annum calculated on the undrawn portion of the facility.

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Year ended December 31, 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

7.	Long-term debt (continued):

(c)	$218.4 million credit facility (continued):

Beginning thirty six months from the delivery of the date of the last vessel securing the facility, the principal amount borrowed under the facility will be reduced in eighteen semi-annual payments by amounts ranging from 2.7% and 3.3% of the amount borrowed until the maturity date. A final repayment of approximately 45% of the amount borrowed is required upon the final maturity date.

The facility maturity date is the anniversary date falling twelve years after the scheduled delivery date of the fourth 5100 TEU vessel delivered or December 23, 2021, whichever is earlier.

The credit facility is secured by the following, among others:

•	A first priority mortgage on the collateral vessels funded by the credit facility;

•	An assignment of the Company’s time charters and earnings related to the collateral vessels;

•	An assignment of the insurance on each of the vessels that are subject to a mortgage;

•	An assignment of the Company’s shipbuilding contracts; and

•	A pledge of our retention accounts.

The credit facility contains certain financial covenants including covenants requiring the Company to maintain a minimum tangible net worth, and interest and principal coverage ratios.

(d)	Minimum repayments:

As at December 31, 2006, minimum repayments for the balances outstanding with respect to each credit facility are as follows:

	$1 billion credit facility		$365 million revolving credit facility		$218.4 million credit facility
	Tranche A	Tranche B	Tranche A	Tranche B		Total
2007	$—	$—	$—	$—	$—	$—
2008	—	—	—	—	—	—
2009	—	—	—	—	—	—
2010	—	—	—	1,502	—	1,502
2011	—	—	—	1,601	—	1,601
Thereafter	464,347	—	—	32,317	63,436	560,100

	$464,347	$—	$—	$35,420	$63,436	$563,203

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Year ended December 31, 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

8.	Share capital:

Class A common shares carry certain rights and class B common shares are subordinated to the class A common shares for the fiscal period from the completion of the IPO to any quarter after September 30, 2008 where (i) the Company has paid quarterly dividends of an amount at least equal to $0.425 per share on both class A and class B common shares for the immediately preceding four-quarter fiscal period and (ii) the cash generated from operations available to pay the dividends during such four-quarter fiscal period equaled, on a quarterly basis, at least $0.425 per share on all of the Company’s common shares calculated on a fully diluted basis during that fiscal period (the Subordination Fiscal period).

During the Subordination Fiscal period, subject to the discretion of the Board of Directors, the Company intends to pay a regular quarterly dividend on the class A common shares of $0.425 per share, plus any arrears in the payment of the $0.425 per share amount from prior quarters, before class B common shares are entitled to any dividends from operating surplus. The class A common shares will accrue arrears during the Subordination Fiscal period.

The class B common shares are subordinated shares and may not receive any dividends from the Company’s operating surplus, until the class A common shares have received a quarterly dividend of $0.425 per share and any arrears in the payment of the $0.425 per share amount from prior quarters. The class B common shares will not accrue arrears. The class B shares will convert to class A common shares on a one-for-one basis after the expiration of the Subordination Fiscal period, as defined in the articles of incorporation.

The class C common shares are incentive shares that are entitled to share in incremental dividends if certain target dividend levels have been met. The class C common shares will not convert to class A common shares.

On August 12, 2005 the Company purchased 10 vessels from the Predecessor. The Initial Fleet was recorded at the Predecessor’s historical carrying value, as the Company was formed by SCLL to succeed the Predecessor’s business upon completion of the IPO. As a result, the excess of the purchase price of the Initial Fleet over the historical carrying value was recorded as a charge to shareholders' equity.

The following table summarizes the reduction to the Initial Fleet's purchase price and the charge to shareholders' equity:

Purchase price of the Initial Fleet paid in cash	$664,016
Vessels at historical carrying value of Predecessor	(466,112)

Charge to share capital	$197,904

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Year ended December 31, 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

8.	Share capital (continued):

On November 8, 2006, the Company completed a secondary offering and issued 11,500,000 common shares at $21.50 per share. The net proceeds of $235,114,000 from this offering will be used to fund a portion of the purchase price of the undelivered vessels that the Company has contacted to purchase and for working capital and other general corporate purposes.

9.	Share-based compensation:

In December 2005, the Company’s board of directors adopted the Seaspan Corporation Stock Incentive Plan (the Plan), under which our officers, employees and directors may be granted options, restricted stock, phantom shares, and other stock-based awards as may be determined by the Company’s board of directors. A total of 1,000,000 shares of common stock were reserved for issuance under the Plan, which is administered by the Company’s board of directors. The Plan expires 10 years from the date of its adoption.

Under the plan, the Company issued the following share-based awards during the year:

(a)	16,250 restricted Class A common shares to its independent directors as compensation for services for 2006. These shares vested on December 31, 2006.

(b)	14,500 restricted Class A common shares to the Chief Financial Officer as compensation for services. These shares vest over 26 months with one third of the award vesting on each of January 1, 2007, January 1, 2008, and January 1, 2009.

(c)	99,500 phantom share units to the Chief Executive Officer as compensation for services. These units vest over 26 months with one third of the award vesting on each of January 1, 2007, January 1, 2008, and January 1, 2009. On January 1, 2007, 33,167 common shares were issued in exchange for the cancellation of the 33,167 vested phantom share units.

Share based awards are summarized as follows:

	Restricted shares		Phantom share units
	Number of shares	W.A. grant date FV	Number of shares	W.A. grant date FV
December 31, 2005	—	$—	—	$—
Granted	30,750	21.32	99,500	22.40
Vested	16,250	20.35	—	—

December 31, 2006	14,500	$22.40	99,500	$22.40

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Year ended December 31, 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

9.	Share-based compensation (continued):

The above shared-based awards are recognized as compensation costs over the requisite service period in the income statement based on the fair value of the award on the date of grant. During 2006, the Company recognized a total of $1,182,000 (2005—nil) share-based compensation expenses. As at December 31, 2006, there was $1,702,000 of total unrecognized compensation costs relating to the outstanding share based awards, which is expected to be recognized over a weighted average period of two years.

10.	Other information:

(a)	Accounts payable and accrued liabilities:

The principal components of accounts payable and accrued liabilities are:

	December 31, 2006	December 31, 2005
Due to related parties (note 4(b))	$1,320	$535
Accrued interest	2,165	297
Other accrued liabilities	2,122	635

	$5,607	$1,467

(b)	Supplementary information to the statement of cash flows consists of:

	December 31, 2006	December 31, 2005
Interest paid	$18,021	$1,390
Interest received	1,500	—
Undrawn credit facility fee paid	2,320	1,034
Non-cash transactions:
Fair value of interest rate swap	3,738	—
Fair value of interest rate swaption	3,738	—
Accrued and capitalized interest costs on vessels under construction, including amortization of deferred financing fees	972	—
Excess of purchase price over carrying value of the Initial Fleet	—	197,904

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Year ended December 31, 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

11.	Commitments and contingent obligations:

(a)	As at December 31, 2006, the Company has outstanding commitments for the purchase of additional vessels and installment payments for vessels under construction, as follows:

2007	$500,463
2008	150,050
2009	329,500

$980,013

(b)	As at December 31, 2006, the Company is committed under charter party agreements with China Shipping Container Lines (Asia) Co. Ltd. (“CSCL Asia”), a subsidiary of China Shipping (Group) Company (CSCL), HL Ships USA, LLC (“HL USA”), a subsidiary of TUI AG, and A.P. Moller-Maersk A/S (“APM”) to supply the vessel on a full-time basis for a fixed daily charter rate. The charter party agreements obligate the Company to certain performance criteria over the term of the agreement.

For vessels under construction, the Company is committed under charter party agreements with COSCO Container Lines Co., Ltd., (“COSCON”), CSCL Asia and Mitsui O.S.K. Lines (“MOL”) to supply the vessels on a full-time basis for a fixed daily charter rate, once vessel construction is completed.

As at December 31, 2006, based on 100% utilization, the minimum future revenues to be received on committed time charter party agreements are approximately:

2007	$194,383
2008	221,992
2009	267,798
2010	309,272
2011	301,028
Thereafter	1,705,356

$2,999,829

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Year ended December 31, 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

11.	Commitments and contingent obligations (continued):

(c)	Under the Management Agreement, the Manager provides services to the Company for fees which are fixed through December 31, 2008 and thereafter will be subject to renegotiation every three years. The fixed payments to the Manager for technical and administrative services for the reminder of the current management agreement are as follows:

2007	$46,986
2008	52,631

$99,617

12.	Financial instruments:

(a)	Concentration of credit risk:

CSCL Asia, HL USA and APM are the Company’s only customers as at December 31, 2006. As at December 31, 2006, customers accounting for our total revenues are:

	December 31, 2006	December 31, 2005
CSCL Asia	$86,938	$33,471
HL USA	28,436	1,332
APM	3,115	—

	$118,489	$34,803

(b)	Fair value:

The carrying values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair values because of their short term to maturity. The carrying value of long-term debt recalculated at current interest rates, approximates its carrying value.

The fair value of the financial instruments is recognized on the balance sheet.

(c)	Interest rate risk management agreements:

The Company uses derivative financial instruments, consisting of interest rate swap agreements and an interest rate swaption, to manage its exposure to adverse movements in interest rates.

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Year ended December 31, 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

12.	Financial instruments (continued):

(c)	Interest rate risk management agreements (continued):

Pursuant to the credit facility agreements, at December 31, 2006 the Company has entered into interest rate swap agreements to fix LIBOR at per annum interest rates on notional loan balances as follows:

	Fixed LIBOR	Notional amount as at December 31 2006	Maximum notional amount (1)	Effective date	Ending date
Interest rate swap	4.6325%	$432,671	$663,399	September 15, 2005	July 16, 2012
Interest rate swap	5.2000%	96,000	96,000	December 18, 2006	October 2, 2015
Interest rate swap	5.2500%	62,680	200,000	September 29, 2006	June 23, 2010
Interest rate swap	5.3150%	18,784	106,800	August 15, 2006	August 28, 2009
Interest rate swap	5.2600%	18,500	106,800	July 3, 2006	February 26, 2021	(2)
Interest rate swap	5.5150%	—	59,700	February 28, 2007	July 31, 2012
Interest rate swap	5.1750%	—	663,399	July 16, 2012	July 15, 2016
Interest rate swap	5.4975%	—	59,700	July 31, 2012	July 31, 2019
Interest rate swap	5.5950%	—	106,800	August 29, 2009	August 28, 2020
Interest rate swap	5.6000%	—	200,000	June 23, 2010	December 23, 2021

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional during the term of the swap.
(2)

The Company has entered into a swaption agreement with a bank (Swaption Counterparty) whereby the Swaption Counterparty has the option to require the Company to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two hour period on February 26, 2014 after which it expires. The notional amount of the underlying swap is $106,800,000 with an effective date of February 28, 2014 and an expiration of February 26, 2021. If the Swaption Counterparty exercises the swaption, the underlying swap effectively offsets the Company’s 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021.

13.	Subsequent events:

(a)	On January 1, 2007, the Company issued 3,750 shares to each independent director for a total of 18,750 shares as compensation for services for 2007. These shares will be recorded at their fair value on the date of issuance, and will be recorded as expense on a straight-line basis as the services are provided.

(b)	On January 23, 2007, the Company declared a cash dividend of $0.44625 per share, representing a total cash distribution of $21,230,000. The cash dividend was paid on February 13, 2007, to all shareholders to record on January 29, 2007.

(c)	On March 13, 2007, the Company drew $12,375,000 under its $365.0 million Revolving Credit Facility to fund the installment payments for three of the 2500 TEU vessels.